SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

September 14, 2011

BP TO EXPAND ACTIVITIES IN BIOFUELS, BUYING OUT REMAINING SHARES IN BRAZIL'S TROPICAL BIOENERGIA S.A.

BP announced today that it has agreed to increase its share in Brazilian biofuel company Tropical BioEnergia S.A. to 100 per cent, by acquiring the remaining 50 per cent of the company from its current joint venture partners for a total cash consideration of approximately US$71 million.

BP's current joint venture partners in Tropical BioEnergia S.A. are Maeda S.A. Agroindustrial (25 per cent) and LDC-SEV Bioenergia S.A. (25 per cent).

After the deal is completed, subject to regulatory approval and agreed closing conditions, BP will become the 100 per cent owner of Tropical BioEnergia S.A. and operator of its producing ethanol mill, located in Edéia, Goiás state. BP intends to double the size of the operations at Tropical BioEnergia to a capacity of five million tonnes of crushed cane, or 450 million litres of ethanol equivalent, per year and also to expand operations in the region.

This acquisition takes the number of producing mills in BP's Brazilian ethanol portfolio to three, all of which are located in Goiás and Minas Gerais states in the centre-south of the country.

Philip New, Vice President of BP Biofuels, commented, "This is another significant milestone in BP's global biofuel strategy as we expand our operations base and demonstrate our genuine commitment to Brazil's ethanol industry, which can deliver sustainable and competitive biofuels into the global market."

Mario Lindenhayn, who heads BP Biofuels in Brazil, continues: "We have a major growth agenda for our biofuels business in Brazil. This transaction, together with other recent acquisitions, gives us a strong platform from which to expand our capacity to supply both domestic and international fuels markets."

Key facts about the acquisition

·
 BP has agreed to pay a total of approximately US$71 million in cash to acquire 50 per cent of the shares in Tropical BioEnergia S.A from Maeda S.A. Agroindustrial and LDC-SEV Bioenergia S.A.. In addition, BP will also refinance Tropical's existing debt.

·	Following the acquisition, BP will own and operate Tropical BioEnergia's mill in Edéia, Goiás state. BP also operates mills in Itumbiara, Goiás and Ituiutaba, Minas Gerais.
·	The mill will be able to supply both Brazilian and international markets with ethanol.
·
The agricultural land used for sugarcane cultivation related to all BP's operations in Brazil is within the areas permitted under Brazil's proposed Agro-Ecological Zoning of Sugarcane (Zoneamento Agroecológico da Cana-de-açúcar).

·
The total planned combined crushing capacity of Tropical BioEnergia when fully developed, is expected to be five million tonnes of sugar cane per year. At full capacity, the mill will have a production capacity of about 450 million litres of ethanol equivalent per year. The mill will also have the capacity to supply approximately 250GWh of electricity per year to the grid.

Notes to editors:

BP is of one of the world's largest energy companies, providing its customers with fuel for transportation, energy for heat and light, retail services and petrochemicals products for everyday items.

Since 2006, BP has announced investments of more than $2 billion in biofuels research, development and operations, and has announced investments in production facilities in Europe, Brazil and the US. The company has a global biofuels technology centre, located in San Diego in the US and is investing $500 million over 10 years in the Energy Biosciences Institute (EBI), at which biotechnologists are investigating applications of biotechnology to energy.

Launched in November 2005, BP Alternative Energy combines all of BP's interests in low-carbon energy. BP Alternative Energy is investing $8 billion in the growth markets of biofuels, wind and solar while building long term options in carbon capture and storage and clean technology. $6 billion of that has already been invested.

Further information:
UK and international media (except Brazil), BP Press Office + 44 2074964076 bppress@bp.com

BP Biofuels Brazil
Renata Dalla Dea - 11-3526-4514 renata@imagemcorporativa.com.br

Paulo Roberto Silva - 11-3526-4533 paulo@imagemcorporativa.com.br

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 September 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary